

ATCO
G R O U P

Corporate Office

||| 07022799

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

April 13, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- ♦ Corporation's Form 1, filed April 05, 2007 for symbol CU.NV
- ♦ Corporation's Form 1, filed April 05, 2007 for symbol CU.X
- ♦ Corporation's Form 1, filed April 05, 2007 for symbol CU.PR.T
- ♦ Corporations' Form 1, filed April 05, 2007 for symbol CU.PR.V
- ♦ Corporation's Form 1, filed April 05, 2007 for symbol CU.PR.D
- ♦ Corporation's Form 1, filed April 05, 2007 for symbol CU.PR.A
- ♦ Corporation's Form 1, filed April 05, 2007 for symbol CU.PR.B

PROCESSED

APR 2 4 2007
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities   **FILE NO. 82-34744**

Issuer :   Canadian Utilities Limited
Symbol :   CU
Reporting Period: 03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	81,462,286	As at :	03/01/2007

Effect on Issued & Outstanding Securities

Stock Option Plan	20,600
Other Issuances and Cancellations	4,000

Issued & Outstanding Closing Balance :	81,486,886		

Stock Option Plan

Stock Options Outstanding Opening Balance:	1,368,900	As at :	03/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2007	N		20,600		
Totals		0	20,600	0	0

Stock Options Outstanding Closing Balance:	1,348,300	As at :	03/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2007	Conversion (General)	4,000
Totals		4,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :   Canadian Utilities Limited
Symbol :   CU.X
Reporting Period: 03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	43,926,484	As at :	03/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-4,000

Issued & Outstanding Closing Balance :	43,922,484

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2007	Conversion (General)	-4,000
Totals		-4,000

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 04/05/2007
Last Updated: 04/04/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Canadian Utilities Limited
Symbol :   CU.PR.T
Reporting Period: 03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	03/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	03/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	2,146,730

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	03/31/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance : 6,000,000 As at : 03/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations 0

Issued & Outstanding Closing Balance : 6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	03/01/2007 - 03/31/2007

Summary

Issued & Outstanding Opening Balance :   6,000,000   As at :   03/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/05/2007
Last Updated:	04/04/2007

